Bradley Weber 650.752.3226 bweber@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

July 17, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Amplify Snack Brands, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-205274

Dear Ms. Nguyen:

On behalf of Amplify Snack Brands, Inc. (the “Company”), this letter supplementally provides to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with a “Recent Developments” section concerning selected preliminary unaudited financial results of the Company for the three months ended June 30, 2015, attached hereto as Exhibit A, that the Company intends to include in the preliminary prospectus.

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A in advance of the filing of Amendment No. 2 to the Registration Statement and the launch of the Company’s road show, which is expected to occur on the timeline discussed in our telephone conversation earlier today.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

Enclosures

cc:	Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Thomas C. Ennis, Amplify Snack Brands, Inc.

Brian Goldberg, Amplify Snack Brands, Inc.

Jon M. Herzog, Goodwin Procter LLP

LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP

Exhibit A